SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Datakey, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

237909 10 6
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  237909 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    245,600(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             245,600(1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.5%

12)        TYPE OF REPORTING PERSON*

             HC















_________________________
(1) Includes 242,600 shares held for the Okabena Partnership, with respect to a portion of whose assets Norwest Bank Minnesota, National Association, acts as custodian.


13G

CUSIP NO.  237909 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    245,600(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             245,600(1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.5%

12)        TYPE OF REPORTING PERSON*

             BK














_________________________
(1) Includes 242,600 shares held for the Okabena Partnership, with respect to a portion of whose assets Norwest Bank Minnesota, National Association, acts as custodian.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries which join Norwest Corporation in disclaiming beneficial ownership is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Datakey, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           407 West Travelers Trail
           Burnsville, MN  55337

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Minnesota, National Association (NBM)

           This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f).

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Bank Minnesota, National Association
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-0001

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBM:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           237909 10 6

Item 3 Norwest Corporation is a Parent Holding Company in accordance with Section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership:

           (a)  Amount beneficially owned:  245,600(1) shares
                (consists solely of shares deemed to be beneficially owned by Norwest Corporation through its subsidiaries)

           (b)  Percent of class:  8.5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:
                      245,600(1)

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  0

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

           Each of Norwest Corporation and NII disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that they are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.



________________________
(2) Includes 242,600 shares held for the Okabena Partnership, with respect to a portion of whose assets Norwest Bank Minnesota, National Association, acts as custodian.



Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:  April 9, 1997

NORWEST CORPORATION


By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, classified for purposes of Regulation 13d-1(b)(1)(ii)(B), as a bank.

Norwest Bank Minnesota, N.A.